SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 21)


                       Pegasus Communications Corporation
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                                (Name of Issuer)


                      Class A Common Stock, par value $0.01
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                         (Title of Class of Securities)


                                    705904605
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                                 (CUSIP Number)

                               R. Ted Weschler c/o
                           Peninsula Capital Advisors, LLC
                404B East Main Street, Charlottesville, VA 22902
                                 (434) 297-0811
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 17, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   705904605
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Capital Advisors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     74,750

8.   SHARED VOTING POWER

     2,685,700

9.   SOLE DISPOSITIVE POWER

     82,750

10.  SHARED DISPOSITIVE POWER

     2,685,700

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,768,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     56.38%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.   705904605
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Investment Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,685,700

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,685,700

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,685,700

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.69%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.    705904605
             ---------------------

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Item 1.  Security and Issuer.

         The name of the issuer is Pegasus Communications Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's offices is c/o Pegasus Communications Management Company, 225 City Line Avenue, Suite 200, Bala Cynwyd, PA 19004. This Schedule 13D relates to the Issuer's Class A Common Stock, $0.01 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c, f) This amendment to the Schedule 13D filed January 16, 2004 is being filed by Peninsula Capital Advisors, LLC, a Delaware limited liability company, whose principal business address is located at 404B East Main Street, Charlottesville, VA 22902 ("PCA"). PCA is the investment manager of Peninsula Investment Partners, L.P., a Delaware limited partnership ("PIP" and, together with PCA, the "Reporting Persons"). PCA also serves as investment advisor to a number of separate managed accounts and trusts. Mr. R. Ted Weschler is the sole managing member of PCA and is responsible for making investment decisions with respect to PCA, PIP and the managed accounts and trusts to which PCA serves as investment manager.

     (d) None of Mr. Weschler, PCA nor PIP has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Mr. Weschler, PCA nor PIP has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
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Item 3.  Source and Amount of Funds or Other Consideration.

PCA
---
         As of the date hereof, PCA may be deemed to beneficially own 2,768,450 Shares. The Shares are held by PIP and the accounts and trusts for which PCA serves as investment manager (together with PIP, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds totaling approximately $81 million.

         No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business, including the use of a margin account in the name of PIP.

PIP
---

         As of the date hereof, PIP may be deemed to beneficially own 2,685,700 Shares. The Shares are held by PIP in its own accounts. The funds for the purchase of the Shares by PIP came from PIP's respective funds totaling approximately $79 million.

         No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business, including the use of a margin account in the name of PIP.
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Item 4.  Purpose of Transaction.

            (a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on behalf of the Clients. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

         In an effort to protect their investment and the investments made on behalf of the Clients, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

         The Reporting Persons may also engage in and may plan for their engagement in:

               (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

               (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

               (3) a sale or transfer of a material amount of assets of the Issuer;

               (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (5) any material change in the present capitalization or dividend policy of the Issuer;

               (6) any other material change in the Issuer's business or corporate structure;

               (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

               (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

               (10) any action similar to those enumerated above.

         Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.
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Item 5.  Interest in Securities of the Issuer.

PCA
---

            As of the date hereof, PCA may be deemed to be the beneficial owner of 2,768,450 Shares, constituting 56.38% of the Shares of the Issuer, based upon the 4,910,471 Shares outstanding as of May 5, 2004, according to the Issuer's most recent Form 10-Q.

            PCA has the sole power to vote or direct the vote of 74,750 Shares to which this filing relates.

            PCA has the shared power to vote or direct the vote of 2,685,700 Shares to which this filing relates.

            PCA has the sole power to dispose or direct the disposition of 82,750 Shares to which this filing relates.

            PCA has the shared power to dispose or direct the disposition of 2,685,700 Shares to which this filing relates.

            PCA specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

            The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by PCA on behalf of the Clients are set forth in Exhibit B and were all effected in broker transactions.

PIP
---

            As of the date hereof, PIP may be deemed to be the beneficial owner of 2,685,700 Shares, constituting 54.69% of the Shares of the Issuer, based upon the 4,910,471 Shares outstanding as of May 5, 2004, according to the Issuer's most recent Form 10-Q.

            PIP has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

            PIP has the shared power to vote or direct the vote of 2,685,700 Shares to which this filing relates.

            PIP has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

            PIP has the shared power to dispose or direct the disposition of 2,685,700 Shares to which this filing relates.

            PIP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

            The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by PIP are set forth in Exhibit B and were all effected in broker transactions.
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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Neither PCA nor PIP has any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

         None.

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                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                               May 19, 2004
                                     ----------------------------------------
                                                 (Date)


                                    PENINSULA CAPITAL ADVISORS, LLC

                                    By:  /s/ R. Ted Weschler
                                         ---------------------
                                         R. Ted Weschler
                                         Managing Member


                                    PENINSULA INVESTMENT PARTNERS, L.P.

                                    By:  Peninsula Capital Appreciation, LLC
                                         General Partner

                                    By:  /s/ R. Ted Weschler
                                         ---------------------
                                         R. Ted Weschler
                                         Managing Member



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this amendment to Schedule 13D, dated May 19, 2004 relating to the Class A Common Stock par value $0.01 of Pegasus Communications Corporation shall be filed on behalf of the undersigned.


                              PENINSULA CAPITAL ADVISORS, LLC

                                    By:  /s/ R. Ted Weschler
                                         ---------------------
                                         R. Ted Weschler
                                         Managing Member


                                    PENINSULA INVESTMENT PARTNERS, L.P.

                                    By:  Peninsula Capital Appreciation, LLC
                                         General Partner

                                    By:  /s/ R. Ted Weschler
                                         ---------------------
                                         R. Ted Weschler
                                         Managing Member


May 19, 2004
--------------------
Date

                                    Exhibit B

                           Transactions in the Shares


Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share


04/28/2004             151,000                       $17.92
04/29/2004              65,000                       $19.50
04/30/2004              65,200                       $20.18
05/03/2004              18,700                       $19.78
05/04/2004              40,000                       $18.82
05/17/2004              49,500                       $13.99





03038.0001 #487116